[SULLIVAN AND WORCESTER LLP LETTERHEAD]

                                 March 14, 2002

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    Mr. Briccio Barrientos

         Re:  Withdrawal of Registration Statements on Form N-14A
              Accession Numbers:  0000908737-02-000082 (File No.:  333-37453)
                                  0000908737-02-000084 (File No.:  333-37433)
                                  0000908737-02-000086 (File No.:  333-36047)
                                  0000908737-02-000088 (File No.:  333-36019)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned registration statements filed on Form N-14A on February 25, 2002 (the "Registration Statements") for Evergreen Equity Trust, Evergreen Fixed Income Trust, Evergreen Select Equity Trust and Evergreen Select Fixed Income Trust. These filings should have been preliminary proxy statement filings on
Schedule   14A,   which  were  made  on  March  13,  2002   (Accession   Number:
0000908737-02-000098).

     Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawals, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto," which is to be placed in the files for the Registration Statements.

     Please direct all inquiries to David C. Mahaffey of Sullivan & Worcester LLP at 202-775-1207.

                                                        Very truly yours,

                                                        \s\ David C. Mahaffey
                                                        David C. Mahaffey